Landa app LLC

6 W. 18th Street

New York, NY 10011

September 7, 2021

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landa App LLC

Post-Qualification Amendment to Offering Statement on Form 1-A

Response Dated August 5, 2021

File No. 024-11377

Ladies and Gentlemen:

This letter is submitted by Landa App LLC (the “Company,” “we,” or “our”) in response to a comment from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 1, 2021 (the “Comment Letter”) regarding the Company’s Post-Qualification Amendment No. 1 to the Offering Statement on Form 1-A filed July 15, 2021 (the “Offering Statement”), amending the amended Offering Statement on Form 1-A filed on May 7, 2021 that was qualified by the Commission on June 29, 2021 (the “Qualified Offering Statement”) relating to an offering of membership interests in certain series registered under the Company (each, a “Series”).

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in italics herein with our response immediately following.

Supplemental Response Dated August 5, 2021

General

1. We note your response to prior comment 2. We also note that it remains unclear whether each series offering will commence within two calendar days after qualification. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please confirm that you will commence the offering of each series you qualify within two calendar days of qualification. Also, please address the offering of many of the series that were included in the offering statement that qualified on June 29, 2021.

Response to Comment No. 1

The Company acknowledges the Staff’s view that commencing the offering of some of the qualified Series while delaying the offering of others results in an impermissible delayed offering of the delayed Series under Rule 251(d)(3)(i)(F). Accordingly, the Company confirms that it will commence the offering of each Series it qualifies within two calendar days of qualification going forward.

As the Staff is aware, the Qualified Offering Statement included eight (8) Series (the “Original Series”). Based upon our view of the application of Rule 251(d)(3)(i)(F) to our offering structure, in addition to market practice in this space (as detailed in our response letter dated August 5, 2021), following qualification on June 29, 2021 of the Qualified Offering Statement, on July 1, 2021 the Company commenced the offering of membership interests of one of the Series – Landa Series 1394 Oakview Circle – and began accepting subscriptions for membership interests in such Series. The Company views this offering as consistent with Rule 251(d)(3)(i)(F)’s requirement to commence the offering of such Series within two calendar days of qualification.

Landa Series 1701 Summerwoods Lane was initially included on the Company’s mobile application on a non-testing-the-waters basis on July 1, 2021 and the Company opened up that Series for subscriptions on July 15, 2021. Landa Series 1741 Park Lane was initially included on the Company’s mobile application on July 27, 2021 and the Company opened up that Series for subscriptions on that same date. Both of these Series began accepting investors’ subscriptions more than two calendar days from the date of qualification of the Qualified Offering Statement. Pending resolution of the Staff’s comment in the Comment Letter, the Company has halted all sales for Landa Series 1701 Summerwoods Lane and Landa Series 1741 Park Lane. The offering of membership interests in Landa Series 1394 Oakview Circle had been fully sold prior to receipt of the Comment Letter and such offering has terminated.

The following chart represents a summary of each of the offerings that commenced of the Original Series:

Series	Date of First Offering of Membership Interests	Number of Membership Interests Sold by Series	Aggregate Amount Raised by Series
Landa Series 1394 Oakview Circle	July 1, 2021	10,000	$36,073.00
Landa Series 1701 Summerwoods Lane	July 15, 2021	8,265	$35,364.28
Landa Series 1741 Park Lane	July 27, 2021	3,518	$18,369.24

Upon receipt of the Comment Letter, the Company also halted all further commencements of offerings of the Original Series included in the Qualified Offering Statement pending resolution of the Staff’s comments, and therefore, five Original Series have not commenced offerings (the “Unopened Series”).

The Company proposes to file an amendment to the Offering Statement which would, among other things, (i) remove the Unopened Series and (ii) add risk factor disclosure related to the Company’s compliance with Rule 251(d)(3)(i)(F). The Company would request qualification of such amendment, which amendment would include the 26 Series that were included in the Offering Statement but not in the Qualified Offering Statement (as well as additional Series that have not yet been included in an offering statement filed by the Company). The Company anticipates filing an additional amendment to add back the Unopened Series, after which time we would request re-qualification. The offerings for these Series, once qualified, would launch on the Landa Mobile Application within two calendar days following the qualification of any amendment.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at neeraj@landa.app.

Sincerely,

/s/ Neeraj Kumar